Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 8, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Greenspan and Lauren Hamilton

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260203; 811-23166); Response to Examiner Comments on N-2

Dear Mr. Greenspan and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on November 4, 2021, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Portions of the senior securities table indicate that they are unaudited. Per Form N-2, Item 4.3, the senior securities table must be audited.

The Fund confirms that the senior securities table included in the Revised Registration Statement has been audited.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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